SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                             Anaren Microwave, Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   032744104
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                                 (CUSIP Number)

            Global Securities, Inc., P.O. Box 560, Sudbury, MA 01776
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 30, 2000
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                               Page 1 of 3 Pages

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CUSIP NO.                       SCHEDULE 13D                   Page 2 of 3 Pages
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     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         GLOBAL SECURITIES, INC.
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [_]
                                                          (b)  [_]
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     3   SEC USE ONLY

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     4   SOURCE OF FUNDS*
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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)             [_]
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     6   CITIZENSHIP OR PLACE OF ORGANIZATION
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                       7    SOLE VOTING POWER             400,000
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER                 0
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        400,000
    REPORTING         ----------------------------------------------------------
   PERSON WITH        10    SHARED DISPOSITIVE POWER            0
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON

         400,000
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                         [_]
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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.7%
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     14  TYPE OF REPORTING PERSON*

         CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

                                AMENDMENT NO. 7

Item  1:    Security and Issuer

            Common Stock, $.01 Par Value

            Anaren Microwave, Inc.
            6635 Kirkville Road
            East Syracuse, NY 13057

Item 2:     Identity and Background

            This statement is being filed by Global Securities, Inc. a Delaware corporation, located at P.O. Box 560, Sudbury, Massachusetts 01776.

Item 5:     Interest in Securities of the Issuer

            This item is hereby amended:

            Global Securities, Inc. donated 10,000 of the Issuer's Common Stock on June 26, 2000 to the Robert Lloyd Corkin Charitable Foundation. Global Securities Inc. sold 134,200 shares of the Issuer's Common Stock in the open market between June 27, 2000 and June 30, 2000 at an average price of $123.99/share.


            Based on the Anaren's 10-Q for the quarter ending March 31, 2000, the Issuer had 10,921,957 shares of common stock outstanding. Global now owns 400,000 shares of such common stock, or approximately 3.7% of the total shares outstanding.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Date: July 5, 2000

                                             Signature: /s/ Manfred G. Rudolf
                                                        ------------------------
                                                        Manfred G. Rudolf
                                                        President
                                                        GLOBAL SECURITIES, INC.